[First Charter Letterhead]
August 29, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William Friar, Esq.

RE:	First Charter Corporation Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-135847)
Dear Mr. Friar:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Charter Corporation (the “Registrant”) hereby requests acceleration of the effective date of Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-135847) so that it will be effective at 2:00 p.m. on August 30, 2006, or as soon as practicable thereafter. We initially filed the Registration Statement on Form S-4 (File No. 333-135847) on July 18, 2006 and we expect to file Amendment No. 1 on the morning of August 30, 2006.
     The Registrant represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
Very truly yours,
/s/ Stephen J. Antal
Stephen J. Antal
Executive Vice President, General Counsel and
Corporate Secretary